EXHIBIT 99.1

Student Transportation Announces Shareholder Approval of Plan of Arrangement

TORONTO, April 19, 2018 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (NASDAQ:STB)  (“STI” or the “Company”) is pleased to announce that, at today’s special meeting of shareholders (the “Meeting”), its shareholders overwhelmingly voted in favour of a special resolution to approve the proposed plan of arrangement previously announced February 27, 2018 (the “Arrangement”) pursuant to which, among other things, Spinner Can Acquireco Inc. (the “Purchaser”), a company sponsored by Caisse de dépôt et placement du Québec (“CDPQ”) and Ullico Inc. (“Ullico”) will acquire all of the issued and outstanding shares of STI not already owned by it.

The Arrangement required approval by: (i) 66⅔% of the votes cast by shareholders present in person or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast by shareholders present in person or represented by proxy at the Meeting, excluding the votes cast by such shareholders as are required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

Of the votes cast with respect to the Arrangement, an aggregate of 43,526,061 STI shares were voted in favour of the Arrangement, representing approximately 98.55% of the votes cast on the resolution. In addition, an aggregate of 42,126,007 STI shares, representing approximately 98.50% of the votes cast on the resolution excluding such shareholders as are required to be excluded pursuant to MI 61-101, were voted in favour of the Arrangement.

Completion of the Arrangement remains subject to court approval as well as other customary closing conditions. It is expected that the Company will apply for a final order of the Ontario Superior Court of Justice (Commercial List) approving the Arrangement on April 25, 2018. Assuming that the conditions to closing are satisfied or waived, it is expected that the Arrangement will be completed on or around April 27, 2018. Following completion of the Arrangement, STI will be de-listed from the TSX and the NASDAQ and applications will be made for STI to cease to be a reporting issuer.

Further information about the Arrangement is set forth in the materials prepared by the Company in respect of the Meeting, which were mailed to STI shareholders and filed under STI’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. is an industry leader in student transportation, safety and fleet services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com

About Caisse de dépôt et placement du Québec

CDPQ is a long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans. As at December 31, 2017, it held CA$ 298.5 billion (US$ 238.2 billion) in net assets. As one of Canada's leading institutional fund managers, CDPQ invests globally in major financial markets, private equity, infrastructure, real estate and private debt. For more information, visit www.cdpq.com.

About Ullico Inc.

For more than 90 years, Ullico, the only labor-owned insurance and investment company, has been a proud partner of the labor movement, keeping union families safe and secure. From insurance products that protect union members, leaders and employers, to investments in building projects that have created thousands of union jobs, our customers continue to trust us with protecting their families, employees and investments. Through its infrastructure business, Ullico invests across all core sectors of infrastructure, including transportation, water, waste water, electricity transmission, and power generation. For more information, visit www.ullico.com.

Forward-Looking Statements

The information in this press release includes certain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. More particularly and without limitation, this press release contains forward-looking statements and information concerning: the anticipated receipt of required court approval for the transaction; the ability of the parties to satisfy the other conditions to, and to complete, the Arrangement; and the anticipated timing of the closing of the Arrangement.

Forward-looking statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, ongoing objectives, strategies and outlook for STI. Forward looking statements may in some cases be identified by words such as “will,” “plans,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should” or the negative of these terms, or similar expressions. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and STI undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

In respect of the forward-looking statements and information concerning the completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, STI and the Purchaser have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary court approval; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; and other factors discussed under the heading “Risk Factors” in STI’s annual information form dated September 28, 2017 (available under STI’s SEDAR profile at www.sedar.com). The anticipated dates provided may change for a number of reasons, including the inability to secure necessary court approval in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risks and uncertainties inherent in the nature of the Arrangement include the failure of STI and the Purchaser to obtain necessary court approval, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all. Failure to so obtain such approval, or the failure of the parties to otherwise satisfy the conditions to or complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all.

Company Contacts:

Doug Coupe
Director of Communications & Investor Relations
Student Transportation Inc.
dcoupe@ridesta.com
(843) 884-2720

Thomas Kominsky
Chief Growth Officer
Student Transportation, Inc.
tkominsky@ridesta.com
843-884-2720 x 242

CDPQ Contacts:

Canada
Maxime Chagnon
Senior Director, Media and Public Relations
+1 514 847 5493
mchagnon@cdpq.com

International
Cesaltine Gregorio
Senior Advisory Director, Global Media Relations
+1 212 596 6314
cgregorio@cdpq.com